                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                   FORM 10-SB

                                 AMENDMENT NO. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   CAPRI CORP.
                 (Name of Small Business Issuer in Its Charter)

         MINNESOTA                                              41-1704533
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                              Identification No.)

2301 WEST 22ND STREET, SUITE 203, OAK BROOK, ILLINOIS                   60523
(Address of Principal Executive Offices)                              (Zip Code)

                                 (630) 645-0145
                            Issuer's Telephone Number

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share

                                     PART I


The Issuer has elected to follow Form 10-SB, Disclosure Alternative 2.


ITEM 6.           DESCRIPTION OF BUSINESS.


         GENERAL. Capri Corp. is engaged in developing computer software that records, organizes and provides access to real-time, integrated manufacturing information for use by printed circuit board (PCB) manufacturers. The software provides access to information at the manufacturing plant level as it is created, such as engineering information, production scheduling, quality control reports and levels and types of inventory being produced. Licenses to use the software are marketed and sold under the trademarks Paradigm(R) and Paradeim(R). In addition, the Company provides technical support and user training and distributes certain hardware and third party software.

         Capri Corp. carries on all of its business through its predecessor entity and wholly-owned operating subsidiary, Cimnet Systems, Inc., formed in 1988, ("Cimnet") and Cimnet's subsidiaries, all of which are wholly-owned. Cimnet's subsidiaries are Cimnet Informationssysteme GmbH, a German limited liability corporation, Cimnet Systems I Private Limited, an India private limited company and Cimnet Systems Asia Pacific Limited, a corporation formed under the laws of Hong Kong. In this Registration Statement, the term "Company" is used to refer collectively to Capri Corp., Cimnet and Cimnet's subsidiaries.

         Capri Corp.'s common stock is currently quoted on the electronic "Pink Sheets" of the National Quotation Bureau and, upon the effectiveness of this Registration Statement, Capri Corp. intends to apply to have its common stock quoted on the NASD OTC Bulletin Board, where it was quoted prior to October, 1999.

         The Company's principal executive offices are located at 2301 West 22nd Street, Suite 203, Oak Brook, Illinois 60523, its telephone number is (630) 645-0145 and its website address is www.cimnetsys.com.


         In 1988, the founders of the Company recognized the following:

         - The market conditions within the manufacturing software marketplace were creating an opportunity for highly specialized information systems designed for the PCB industry;

         - The increasing need for manufacturing organizations to become more efficient due to increasing global competition;


         - The increasing use of client/server platforms as opposed to mini/mainframe operating systems; and

         - The increasing access to information processing due to the decreased cost of computing power.






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


         The Company sought to capitalize on these conditions by offering Paradigm(R), one of the first information systems designed to be used on a manufacturer's own personal computer network. Paradigm(R) records and provides access to real time information on manufacturing activities that are plant specific. Traditional personal computer networked information systems have operated at the enterprise level, as opposed to the specific plant level, and were designed to concentrate on supply chain management, finance and automation of management's business processes. These traditional "horizontal" information systems are often referred to as "enterprise resource planning" systems, or "ERP" systems, to reflect their more generic and less manufacturer-specific functionality. Alternatively, Paradigm(R), which the Company refers to as a "specialized" enterprise resource planning system, or "S/ERP", concentrates on the integration of information for a specific type of manufacturer, presently manufacturers of printed circuit boards. The manufacture of printed circuit boards, which involves the embedding of conducting metal in patterns on an insulated board with semiconductors to create electric circuits, requires engineering to a customer's specific order requirements. Paradigm(R) incorporates software technologies along with manufacturing concepts such as "Total Quality Management" and "Just In Time" production scheduling and inventory control which fit how PCB manufacturers operate their manufacturing facilities to serve their customers. The Paradigm(R) system includes features such as automation of the engineering design process, statistical process control, plant maintenance, and real-time scheduling, which reduce manufacturing cycle times, reduce the level of inventories that need to be carried by the manufacturer, improve purchasing efficiency and allow for the more effective deployment of personnel and productive assets through access to current, specific and relevant information in the manufacturing process. The Company believes that this set of features and functionalities has provided the Company with a significant competitive advantage over other system suppliers.

         The Company is investigating additional marketing initiatives to support growth and long term viability. Strategies currently under consideration include diversification outside of the PCB industry and improving market share within the PCB industry, both geographically and through new product offerings.

         PRODUCTS AND SERVICES. The Company believes its software product, Paradigm,(R) provides a fully integrated set of superior capabilities that improves speed, cost, efficiency and flexibility in the manufacturing of printed circuit boards. Some of the critical success factors in the PCB manufacturing industry, such as reducing manufacturing cycle time, eliminating manufacturing waste and inefficiency, tightening manufacturing process controls, and achieving superior customer responsiveness, can be greatly improved by the real time information gathering, organizing and access capabilities built into Paradigm(R).

         The components of the Company's offerings are:

         -    Software
         -    Installation, Training, and Consultation
         -    Software Maintenance
         -    Custom Programming Services
         -    Hardware and Network Services



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


                  Software. Paradigm(R) supports state-of-the-art manufacturing concepts such as "Just in Time" and "Activity Based Management". The Company believes Paradigm(R) is the most advanced engineering, production, planning, and material control software ever developed for the PCB manufacturing industry. The full Paradigm(R) system is comprised of the following set of 20 integrated programs, called "modules", which provide the following functions:

         -    Data Control                    -     Sales Forecasting
         -    Sales Control                   -     Lot/Serial Tracking
         -    Material Control                -     JIT ("Just-In-Time")
         -    Production Control                    Delivery Performance
         -    Master Scheduling               -     Cycle-Time Performance
         -    Financial Control               -     Plant Maintenance
         -    Intelligent Engineering         -     Statistical Process Control
         -    Report Generation               -     EDI (Electronic Data
         -    Executive Information System          Interchange) Interface
         -    Bar Coding and Data Collection  -     RFQ (Request For Quotation)
                                                    Interface
                                              -     Shop Floor Monitor
                                              -     System Administration


         These modules are priced individually and licensed for a specific number of authorized users. Typical software license fees for a small installation (10 users) are approximately $100,000 while a large installation (100 users) may exceed $500,000.

         The Company has recently introduced Paradigm(R) LT - an entry-level system designed for smaller and emerging PCB manufacturing companies. This new product offers some of the basic core functionality at a lower cost to companies that in the past have been unable to consider installing the full Paradigm(R) system at their facilities. The Paradigm(R) LT product is limited to a maximum of 15 users with an average list price of $50,000.


         In connection with the licensing of Paradigm(R), the Company is also an authorized reseller of complementary software products such as Oracle Corporation's Oracle(R) 7 Workgroup Server (TM) and Oracle(R) 7 Server Enterprise Edition (TM), Cognos(R)'s Impromptu(R) and Powerplay(R), Pervasive Software, Inc.'s PSQL(R), NextPage, LC's Folio Views(R) and certain of Computerwise(R), Inc.'s bar code data collection products. The revenues derived from these activities do not represent a material portion of the Company's revenues.

         The Company devotes significant resources to enhancing Paradigm(R) by developing and expanding modules for its customers. During the fiscal years ended June 30, 1999 and June 30, 1998, the Company invested approximately $739,000 and $524,000, respectively, in research and development activities, of which approximately $380,000 and $227,000, respectively, were charged to expense. The remaining balances of $359,000 and $297,000, respectively, were capitalized and will be charged to expense in future periods.

                  Installation, Training and Consultation. These services are provided as separate billable services for assisting customers with the implementation of the Paradigm(R) system. Additionally, the Company offers education covering manufacturing concepts and methodologies as well as technical issues. Training and consultation is typically provided at the customer location to provide hands-on assistance. Typical revenues for these services range from $10,000 for a small installation to more than $50,000 for a large installation. The Company believes the potential for generating additional revenues in this area is significant.

                  Software Maintenance. Software maintenance is offered on a contractual basis to each customer licensing the Paradigm(R) software. The software maintenance entitles the customer to support and software enhancements. The annual maintenance fee is typically 15% of the software license fee.

                  Custom Programming Services. Although the Company primarily offers a standard product to its customers, special custom programming services are available for developing interfaces to other systems. With an Asian operation based in India, the Company will have access to highly talented programmers at a much lower cost, creating an opportunity to expand its custom programming services.


         COMPETITION. Although the Company competes with other companies producing software written specifically for the PCB industry, the Company believes that its products are more comprehensive and its sales of software to the PCB manufacturing industry are significantly greater than any of these specialized competitors. In addition, the Company also competes with software programs of general manufacturing application and certain non-integrated programs which have been developed internally by PCB manufacturers.


         Capital barriers to entry into competition with Paradigm(R) and other computer software programs being developed by the Company are low. In addition, many program development companies are larger and better financed than the Company. There is no barrier to such companies producing programs which would compete directly with those of the Company.


         REVENUE AND WORKING CAPITAL. The Company's revenues fluctuate from quarter to quarter throughout any fiscal year and between fiscal years. These quarterly fluctuations are the result of two principal factors:

         - Because of the relatively small number of installations each year and the large amount of revenue derived from each installation, each new Paradigm(R) software license agreement has a significant impact on the Company's reported revenue. Given the long lead times inherent in the process of acquiring a complex information system such as Paradigm(R) and the technical and commercial terms contained in a license agreement, the Company has little ability to influence the actual timing of a customer's execution of a license agreement.

         - Many of the license agreements for Paradigm(R) entered into by the Company carry terms and conditions which require the Company to recognize revenue over an extended period and only after certain conditions are met.





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


         The Company's principal assets are cash and accounts receivable, which are in turn used to fund payroll and growth. During the fiscal year ended June 30, 1999, and continuing into the current fiscal year, the Company has invested heavily in its professional staff, equipment and infrastructure while aggressively pursuing its commitment to a global growth strategy. During the current fiscal year, the Company has established subsidiaries in India and Hong Kong in order to provide a more focused approach to customer service in the Pacific Rim countries. Additionally, the Company has formed strategic sales representative alliances with companies in Taiwan and Europe to expand its sales coverage in those areas. It is expected that these sales representative alliances will generally function as commission sales agents. All revenues and commission expense will be recorded according to the specific conditions of the respective license agreement and sales representative agreement relative to the sale of each license. The Company is currently negotiating a Japanese distributorship relationship, the terms of which have yet to be agreed upon. The Company expects to recognize revenues, which will be limited to the amount the Company can charge the distributor under the terms of a distributor agreement currently under consideration, when the distributor finalizes a sale with its customer.

         The Company typically receives payment for its software licenses and services in contracted installments during the course of a Paradigm(R) system installation. The Company's continuing penetration of the larger user market, while providing proportionally larger revenue per license agreement than that of its historical smaller user customer base, requires a longer implementation cycle. Customer information requirements are becoming more complex and the information systems, which Paradigm(R) must interface with, tend to be increasingly more sophisticated. This increases both the cost and complexity of any software customization and the corresponding system implementation timeframe. The accounts receivable cycle is naturally extended as a result of the these factors. The Company collects revenues for maintenance services on a quarterly basis. These revenues are based on a percentage of the software license fee, and therefore provide a relatively stable and recurring revenue and cash flow stream.

         The Company has historically invested its excess cash in short-term cash equivalents of less than three months through its bank. In the current fiscal year, the Company has begun investing its excess cash in short-term government bonds and high-grade commercial paper. These investments, while still considered cash equivalents for reporting purposes, enable the Company to spread and reduce investment risk while maximizing yield.

         The Company entered into a revolving credit agreement with American National Bank and Trust Company of Chicago, dated October 30, 1999, which provides an open line of credit of up to five hundred thousand dollars ($500,000). This line of credit, which expires on October 30, 2000, provides for interest at one percent over the published prime rate of the bank on funds used, and is secured by the assets of the Company and it's domestic subsidiary. As of February 18, 2000 the Company had made no draws on this line of credit.

         EMPLOYEES AND LABOR RELATIONS. As of June 30, 1999, the Company had 33 employees. The Company believes that this staffing will be sufficient to manage the Company and carry out its current base of business. Staffing will need to be increased to meet future operational requirements. The employees are not members of any collective bargaining unit. The Company believes that relations with its employees are good. There were no work stoppages in the fiscal year ended June 30, 1999 and none are expected in the fiscal year ending June 30, 2000.

         CUSTOMERS. Current customers of the Company include six of the ten largest PCB producers in the world today.


         MARKETING. The Company's fundamental marketing strategy has been to focus on printed circuit board manufacturers, a specific vertical segment within the manufacturing industry. The Company competes within the global manufacturing software market by providing goods and services that have specific capabilities for the printed circuit board manufacturing industry. The Company believes that this approach has allowed it to gain market leadership in this targeted process flow manufacturing niche by providing products and services which meet the specific needs of these manufacturers.

         In order to gain market share and visibility within the PCB manufacturing industry the Company continues to attend numerous trade shows in North America, Europe, and Asia. Combined with a targeted ad campaign and selected mailings, the Company has been successful in selling its products to many PCB manufacturing companies around the world.

         The Company has entered into agreements with sales representatives to market licenses for its products in Belgium, China, France, Germany, Hong Kong, Italy, Korea, Malaysia, Netherlands, Portugal, Scandinavia, Singapore, South Korea, Spain, Switzerland, Thailand and the United Kingdom. These companies operate as contracted sales representatives for the Company and perform specific services within defined territories on a commission basis. Sales revenues and commission expenses are recognized by the Company when the Company enters into a license agreement with a customer that a representative has identified and qualified as a potential licensee of the Company's products. The remaining markets are being pursued mainly through direct sales efforts.

         The Company and certain of its customers have created an active Paradigm(R) Users Group which discusses product enhancements, future releases and new features. The users group conducts regularly scheduled conference calls and holds an annual meeting. The Company believes that the existence of such a users group creates increased customer goodwill and also serves as an important source for product critiques and suggestions for future product enhancements.

         Having successfully installed Paradigm(R) at nearly 100 different locations, the Company believes it is the leading information systems supplier to the PCB manufacturing market. Future marketing plans within the PCB manufacturing market involve the following:


         - Marketing services to large PCB producers who have grown through acquisitions.

         - Addressing the large concentrations of PCB companies in Taiwan, Japan, and the emerging markets in China.

         FOREIGN OPERATIONS. The Company conducts its foreign operations primarily through its subsidiaries. The Company's foreign sales efforts are augmented by certain strategic alliances with local companies in key market areas. These companies operate as commissioned sales representatives for the Company and perform specific services within defined territories.


         In the summer of 1991, the Company formed a wholly owned subsidiary, Cimnet Informationssysteme GmbH in Munich, Germany, to address the requirements of the European PCB market. Today, the Paradigm(R) system has been fully translated into German. Currently, Cimnet Informationssysteme GmbH is staffed with a highly technical, multi-lingual staff capable of installing, training, and supporting the Company's European customers.


         On July 3, 1999, the Company formed an Asian sales and support office based in Bangalore, India, incorporated as Cimnet Systems India Private Limited. This office will be the base for future growth within the Pacific Rim. In addition to providing a direct presence in the Asian market, India offers a highly talented workforce at a lower cost. Future plans include the potential of expanding product development capabilities into India by taking advantage of this lower cost labor supply.

         In November, 1999, the Company formed a wholly owned subsidiary in Hong Kong, to provide a local presence in the important PCB manufacturing community in the Far East. Through hiring skilled local programming and other technical personnel, the Company plans to provide local technical and installation support to its customers. In addition, the Company has established sales representative relationships to serve the Far East marketplace and is negotiating a distributorship arrangement to serve the Japanese market, as described under "Revenue and Working Capital." Paradigm(R) is currently being translated into Chinese and Japanese.


         PATENTS, TRADEMARKS AND LICENSES. The Company's performance and its ability to compete are dependent, to a significant degree, on its proprietary products. The Company relies on a combination of copyright, trade secret and trademark laws, with parallel contractual provisions incorporated into the software license agreements in place with all customers, as well as proprietary rights assignment, confidentiality, non-disclosure, and non-compete agreements executed by employees and consultants as a means of establishing and protecting its proprietary interests. Paradigm(R), the registered U.S. trademark of Cimnet, was granted to Cimnet on January 26, 1993. In Germany, the software carries the registered trademark of Paradeim(R).


         In connection with the licensing of Paradigm(R), the Company is also an authorized reseller of complementary software products such as Oracle Corporation's Oracle(R) 7 Workgroup Server (TM) and Oracle(R) 7 Server Enterprise Edition (TM), Cognos(R)'s Impromptu(R) and Powerplay(R), Pervasive Software, Inc.'s PSQL(R), NextPage, LC's Folio Views(R) and certain of Computerwise(R), Inc.'s bar code data collection products. No officer, director or employee of the Company or any of its operating subsidiaries holds any license or trademark that is critical to the operation of the Company.


         RISK FACTORS. The Common Stock of the Company involves a high degree of risk and is intended for long term investment. The following specific risk factors should be read in light of the more complete discussion elsewhere in this Registration Statement.

                  Dependence on One Product. The Company is currently marketing/licensing only one product, Paradigm(R). In addition to fees collected from licensing Paradigm(R), the Company also collects fees for support and maintenance, enhancement, and implementation of the software and training. There is no assurance that it will be able to successively develop or market any additional products or that it will be able to continue to successfully market its current product.

                  Competition. The business of developing, marketing and licensing computer software programs is fiercely competitive and entry barriers into this business are relatively minimal. The vast majority of current and potential competitors of the Company are better capitalized, have greater name recognition, and are better staffed than the Company.

                  No Dividends. The Company intends to retain all working capital for the growth of the Company and, as a result, has not, and does not intend to, pay any dividends within the foreseeable future.

                  Dependence on Current Management. The Company depends upon the current management for the development and marketing of computer software programs. In particular, the loss of Mehul J. Dave or P. Balasubramanian would seriously hamper the operations and continued viability of the Company.

                  Financial Position of the Company. The Company will have a continuing need for working capital in the future for the development of new computer software programs; however, the management of the Company has no definitive plans at this time for obtaining such working capital.

ITEM 7.           DESCRIPTION OF PROPERTY.


         The Company is headquartered in approximately 5300 square feet of leased space at 2301 West 22nd Street, Suite 203, Oak Brook, Illinois. The Company is currently negotiating the lease of approximately 9000 square feet of office space in Downers Grove, Illinois where the Company plans to relocate its headquarters during the second calendar quarter of 2000. The Company also leases office space in Munich, Germany, Bangalore, India and Hong Kong.


ITEM 8.           DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

         Below are the names, ages, positions with the Company and business experience for the last five years of the executive officers and directors of Capri Corp.


       NAME                          POSITION                                   AGE
       ----                          --------                                   ---
Mehul J. Dave          President and Chairman of the Board of Directors          44
P. Balasubramanian     Executive Vice President, Secretary, Treasurer and        43
                       Director
David L. Harris        Vice President (Cimnet)                                   57
Robert W. Heller       Director                                                  53
Thomas Mueller         Director                                                  58
Jason W. Levin         Director                                                  41

         MEHUL J. DAVE, Director, Chairman of the Board and President of the Company, from 1992 to present and President and Chief Executive Officer of Cimnet from 1988 to present. Mr. Dave holds a Masters Degree in Environmental Systems from Governors State University, a Bachelors Degree in Mechanical Engineering from Illinois Institute of Technology, and has completed coursework towards a Ph.D. in Space Physics at the University of Michigan. Mr. Dave is responsible for the overall operation of the Company including product development, marketing and sales, financing and accounting and administration.

         P. BALASUBRAMANIAN, Director, Executive Vice President, Secretary and Treasurer of Company, from 1992 to present; Vice President of Software Engineering of Cimnet, from 1988 to present. Mr. Balasubramanian holds a Masters Degree in Computer Science from Illinois Institute of Technology and a Bachelors Degree in Mechanical Engineering from Annamalai University. Mr. Balasubramanian is responsible for the development staff of software engineers of Cimnet.

         DAVID L. HARRIS, Vice President-Marketing, Sales and Services of Cimnet. Mr. Harris has been employed by the Company since 1998. From 1997 to 1998, Mr. Harris was a principal and owner of DLH & Associates, a consulting firm to the semiconductor, PWB and capital equipment industries. From 1995 to 1997, Mr. Harris was Vice President- Sales, Marketing and Services of Semitool, Inc, a seller of capital equipment to the semiconductor industry, and from 1983 to 1995, Mr. Harris was a General Manager in WR Grace's photopolymer systems business. Mr. Harris holds a Bachelor's Degree in Marketing and Economics from the University of Maryland and a Certificate in Business Management from MIT's Greater Boston Executive Program.


         ROBERT W. HELLER, Director of the Company, September, 1996 to present. Mr. Heller is currently an independent consultant. From 1998 to 1999, Mr. Heller was Vice President of Operations at Fieldworks, Inc. From 1996 to 1997, Mr. Heller was Chief Executive Officer of MiTech R&D Inc., and was Chief Executive Officer of Advance Circuits Inc. from 1994 to 1995. Mr. Heller holds a Masters Degree in Industrial Engineering from North Dakota State University and a Bachelors Degree in Industrial Administration from Purdue University.

         THOMAS MUELLER, Director of the Company, 1997 to present. Mr. Mueller has been Vice President of Finance since 1995 of Help/Systems, a manufacturer of operations automation software for the IBM AS/400 computer. Mr. Mueller is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and Minnesota Society of Certified Public Accountants. Mr. Mueller holds a Bachelors Degree in Accounting from the University of Minnesota.

         JASON W. LEVIN, Director of the Company, 1997 to present. Mr. Levin has been a partner in the law firm of Piper Marbury Rudnick & Wolfe, counsel to the Company, from 1998 to present and a partner in the law firm of Fagel & Haber, from 1989 to 1998. Mr. Levin is a director of Strube Celery and Vegetable Company, a corporation engaged in the wholesale distribution of fresh fruits and vegetables in the Midwestern United States, and a member of the Board of Managers of the Logan Square Club of the Boys and Girls Club of Chicago. Mr. Levin holds a Bachelor of Science Degree in Finance and a Juris Doctor degree from Indiana University.

         Each of the Company's directors were appointed to serve as directors on May 6, 1999, and each will hold office until the next annual meeting of shareholders. No director has resigned since May 6, 1999 and no director has declined to stand for re-election in 2000. Each of the Company's executive officers were elected on May 6, 1999, and each will hold office until the next annual board of directors meeting. The term of office of each director expires at each annual meeting of shareholders and upon the election and qualification of his successor. Except for Messrs. Dave, Balasubramanian, and Harris, who are subject to contracts of employment with the Company, there are no arrangements with any director or officer regarding any election or appointment to any office of the Company.

         There are no family relationship between any director or executive officer of the Company. No director, executive officer or significant employee of the Company, during the prior five years, (i) has filed a petition under the Bankruptcy Act or any State insolvency law or has had the same filed against him, or has had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (ii) has been convicted in a criminal proceeding.

ITEM 9.           REMUNERATION OF DIRECTORS AND OFFICERS.

         The following table sets forth (i) the aggregate remuneration of each of the three highest paid persons who are officers or directors of the Company during the Company's last fiscal year (the "Named Parties") and (ii) the aggregate remuneration of all officers and directors of the Company as a group.



NAME OF INDIVIDUAL OR         CAPACITIES IN WHICH                    AGGREGATE
  IDENTITY OF GROUP        REMUNERATION WAS RECEIVED               REMUNERATION
---------------------      -------------------------               ------------
Mehul J. Dave                  President                            $242,022
P. Balasubramanian             Secretary/Treasurer                  $177,767
David L. Harris                Vice President (Cimnet)              $ 57,936
All Officers and
Directors as a
Group (6)                                                           $479,725

         The above table includes all cash remuneration and is presented on an accrual basis. The Company also pays certain automobile expenses and life insurance premiums for Messrs. Dave and Balasubramanian. Each of Messrs. Dave, Balasubramanian and Harris has an employment agreement with the Company which provides for a variable annual salary and bonus. All outside directors, except Mr. Levin, receive $1,000 for each regular Board of Directors meeting attended and $400 for each special Board of Directors Meeting attended.

ITEM 10.          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

         (a) The following table sets forth information as to the record ownership of the Company's Common Stock by the (i) Named Parties, (ii) the officers and directors as a group and (iii) each person who owns more than 10% or more of Capri Corp.'s Common Stock.


NAME OF OWNER(1)             AMOUNT OWNED                  PERCENT OF CLASS
-------------                ------------                  ----------------
Mehul J. Dave                 4,745,000                          38.6
P. Balasubramanian            1,375,000                          11.2
All Officers and
Directors as a
Group (6)                     6,582,000                          53.6


         (1) The address of each of Messrs. Dave and Balasubramanian is 2301 West 22nd Street, Suite 203, Oak Brook, Illinois.

         (b) The following table sets forth information as to options, warrants and other rights to purchase Common Stock held by the Named Parties:



                           AMOUNT OF COMMON
                        STOCK SUBJECT TO OPTIONS,        EXERCISE PRICE
NAME OF OWNER              WARRANTS OR RIGHTS              PER SHARE
-------------           ------------------------         --------------
Mehul J. Dave               100,000                           $0.044
P. Balasubramanian          150,000                           $0.044
David L. Harris             300,000(1)                        $0.600



         (1) 75,000 currently exercisable. The remaining 225,000 options vest in 3 equal annual installments.

ITEM 11.          INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

         Jason W. Levin, a director of the Company, is a partner in the law firm of Piper Marbury Rudnick & Wolfe, counsel to the Company. With the exception of Mr. Levin's indirect interest, during the last two years, the Company has not engaged in any material transaction, and there is no presently proposed transaction, in which any director, officer or principal security holder of the Company, any nominee for election as a director of the Company, any director or officer of any subsidiary of the Company, or any relative or spouse of any of the foregoing, had or is anticipated to have a direct or indirect material interest.

ITEM 12.          SECURITIES BEING REGISTERED.


         Common Stock is the only class of shares of the Company currently authorized. The following sets forth certain material terms of the Common Stock.


         VOTING RIGHTS. The holder of a share of Common Stock is entitled to one vote for all purposes. Cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock may elect all of the directors. Significant corporate transactions such as amendments to the Certificate of Incorporation, mergers, sale of assets and dissolution or liquidation of the Company requires the approval by the affirmative vote of the holders of at least a majority the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present at the particular shareholders meeting.

         DIVIDEND RIGHTS. The holder of a share of Common Stock is entitled to participate pro rata in dividends paid by the Company, which may be declared, from time to time, by the Board of Directors out of funds of the Company legally available for the payment of dividends. The declaration in the future of any cash or stock dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements, and financial position of the Company, general economic conditions, and other pertinent factors. There is no assurance that any dividends will be paid in the near future as the Company has no present plans to pay dividends. Receipt of dividends may also be subject to claims of any preferred stock issued by Capri Corp. Capri Corp. is presently not authorized to issue preferred stock and has no present plans to obtain such authorization.

         LIQUIDATION RIGHTS. Each share of Common Stock shares pro rata with each other share of Common Stock in any distribution in any liquidation of the Company. Such rights will be subject to the prior claims of creditors of the Company.

         PREEMPTIVE RIGHTS, CONVERSION RIGHTS, REDEMPTION PROVISIONS, SINKING FUND PROVISION AND LIABILITY TO FURTHER CALLS AND ASSESSMENTS. There are no preemptive or conversion rights, redemption provisions, or sinking fund provisions relating to the Common Stock. All currently outstanding shares of Common Stock are fully paid and nonassessable. The rights of holders of the existing class of Common Stock may in the future become subject to prior and superior rights and preferences in the event the Board of Directors establishes one or more classes or series of capital stock of the Company. The Board of Directors has no present plan to establish any such class or series.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Since October 8, 1999, the Common Stock has been quoted on the electronic "pink sheets" of the National Quotation Bureau under the symbol "CAPI". From September 20, 1991 through October 7, 1999, the common stock was quoted on the NASD OTC Bulletin Board, also under the symbol "CAPI". The following table provides the quarterly high and low bids per share of Common Stock reported on the pink sheets or the OTC Bulletin Board, as applicable. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. No distributions have been declared on the Common Stock. The Company has a June 30 fiscal year end.



                                                 HIGH          LOW
                                                 ----          ---
FISCAL 1998
-----------
First Quarter                                   $.31           $.23
Second Quarter                                   .31            .24
Third Quarter                                    .27            .13
Fourth Quarter                                   .31            .15



                                                 HIGH          LOW
                                                 ----          ---
FISCAL 1999
-----------
First Quarter                                   $.19           $.13
Second Quarter                                   .40            .16
Third Quarter                                    .70            .40
Fourth Quarter                                   .69            .50

                                                 HIGH          LOW
                                                 ----          ---
FISCAL 2000
-----------
First Quarter                                   $.94           $.49
Second Quarter                                   .50            .25
Third Quarter (through February 17, 2000)       1.75            .90



         As of October 31, 1999, the Company's transfer agent reported 316 record holders of the Common Stock.

ITEM 2.           LEGAL PROCEEDINGS.

         In September, 1999, the Company's wholly-owned subsidiary, Cimnet Systems, Inc., received a letter on behalf of Cimnet, Inc., alleging Cimnet's use of its tradename, Cimnet Systems, Inc., appeared to present a source of harm to Cimnet, Inc. While Cimnet is still investigating the allegation of Cimnet, Inc., Cimnet believes it has superior rights in its tradename, Cimnet Systems, Inc., to those rights, if any, of Cimnet, Inc. To the Company's knowledge, no legal process has been instituted by Cimnet, Inc. against Cimnet with respect to this matter.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         During the last three year period, the following unregistered sales of Common Stock were made by the Company. The following table sets forth the individuals, the date purchased, and the number of shares. All transactions were for exercised stock options. The Company relied on the exemptions provided by
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 701 promulgated under the Securities Act in making these unregistered sales.


                         DATE OF              NUMBER         EXERCISE PRICE PER
      NAME              EXERCISE             OF SHARES          PER SHARE
      ----              --------             ---------       ------------------
John Kim              July, 1996              150,000              $0.04
Harish Padukone       January, 1997            20,000              $0.04
Bryce Crapse          August, 1997             30,000              $0.35
Harish Padukone       January, 1999            10,000              $0.04


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Capri Corp.'s Certificate of Incorporation and Bylaws contain provisions for indemnification of the Company's directors, officers, and employees consistent with the provisions of Section 302A.521 of the Minnesota Statutes.

                                    PART F/S

         The following financial statements of the Company are included herein:

         AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

         (a)  Independent Auditor's Report

         (b)  Consolidated Balance Sheets

         (c)  Consolidated Statements of Operations

         (d)  Consolidated Statements of Stockholders' Equity

         (e)  Consolidated Statements of Cash Flows

         (f)  Notes to Consolidated Financial Statements

         UNAUDITED INTERIM FINANCIAL STATEMENTS


         (a)  Consolidated Balance Sheet for the Six Months ended December 31,
              1999

         (b) Consolidated Statements of Income for the Three Months and Six Months ended December 31, 1999 and 1998

         (c) Consolidated Statements of Stockholders' Equity for the Six Months ended December 31, 1999 and 1998

         (d) Consolidated Statements of Cash Flows for the Three and Six Months ended December 31, 1999 and 1998

                          Independent Auditor's Report


To the Board of Directors of
Capri Corp.
Oak Brook, Illinois


We have audited the consolidated balance sheets of Capri Corp. and Subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capri Corp. and Subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                 /s/ Klesman, Halper & Co., P.C.



August 20, 1999

                           Capri Corp. and Subsidiary
                           Consolidated Balance Sheets
                             June 30, 1999 and 1998



                                     Assets

                                                                1999           1998
                                                             -----------    -----------
Current Assets:
  Cash and cash equivalents                                  $ 1,769,628    $ 1,225,667
  Trade receivables, net of allowance
    for doubtful accounts of $192,639
    in 1999 and $123,244 in 1998                               2,083,508      1,770,384
  Other current assets                                            33,671         28,031
                                                             -----------    -----------

          Total current assets                                 3,886,807      3,024,082

Fixed assets, net                                                293,415        270,019
Unamortized software development costs                           638,288        442,000
Other assets                                                      98,000           --
                                                             -----------    -----------


          Total assets                                       $ 4,916,510    $ 3,736,101
                                                             ===========    ===========


                      Liabilities and stockholders' equity


Liabilities:
  Current liabilities:
    Accounts payable                                         $     8,339    $    59,271
    Accrued expenses                                             458,964        214,002
    Customer advances and deferred sales                         204,000        229,056
    Other current liabilities                                    516,469        385,581
                                                             -----------    -----------

          Total current liabilities                            1,187,772        887,910

  Non-current liabilities:
    Deferred income taxes                                        207,534        154,877
                                                             -----------    -----------

          Total liabilities                                    1,395,306      1,042,787
                                                             -----------    -----------

Stockholders' equity:
  Common stock                                                   122,853        122,753
  Additional paid-in capital                                   1,197,538      1,197,238
  Retained earnings                                            2,269,577      1,425,376
  Foreign currency translation                                   (68,764)       (52,053)
                                                             -----------    -----------

           Total stockholders' equity                          3,521,204      2,693,314
                                                             -----------    -----------

           Total liabilities and
             stockholders' equity                            $ 4,916,510    $ 3,736,101
                                                             ===========    ===========


                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                      Consolidated Statements of Operations
                       Years Ended June 30, 1999 and 1998


                                         1999           1998
                                      -----------    -----------
Sales revenue:
  Hardware                            $   198,240    $   144,245
  Software                              3,050,175      1,409,078
  Software maintenance                  1,314,761      1,083,741
  Other                                   816,897        359,145
                                      -----------    -----------

     Total sales revenue                5,380,073      2,996,209

Cost of sales                           1,940,882      1,190,867
                                      -----------    -----------

     Gross profit                       3,439,191      1,805,342

Selling and marketing expenses            695,433        532,974
General and administrative expenses     1,419,370        846,091
                                      -----------    -----------

     Operating income                   1,324,388        426,277
                                      -----------    -----------

Other income (expense):
  Interest income                          81,194         66,658
  Other income (expense)                  (19,439)         7,292
                                      -----------    -----------

     Total other income (expense)          61,755         73,950
                                      -----------    -----------

     Income before income taxes         1,386,143        500,227

Income taxes                              541,942        208,051
                                      -----------    -----------

     Net income                       $   844,201    $   292,176
                                      ===========    ===========


Earnings per share:
  Basic                               $      0.07    $      0.02
                                      ===========    ===========

  Diluted                             $      0.06    $      0.02
                                      ===========    ===========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                 Consolidated Statements of Stockholders' Equity
                       Years Ended June 30, 1999 and 1998



                                                    Stock
                                          -----------------------   Additional                  Foreign
                                            Common                   Paid-In      Retained     Currency
                                            Shares       Amount      Capital      Earnings    Translation
                                          ----------   ----------   ----------   ----------   -----------
Balance, June 30, 1997                    12,225,257   $  122,253   $1,186,438   $1,133,200   $  (40,379)

  Net income                                    --           --           --        292,176         --

  Translation adjustment resulting from
    exchange rate changes and
    intercompany transactions                   --           --           --           --        (11,674)

  Common stock issued                         50,000          500       10,800         --           --
                                          ----------   ----------   ----------   ----------   ----------


Balance, June 30, 1998                    12,275,257      122,753    1,197,238    1,425,376      (52,053)

  Net income                                    --           --           --        844,201         --

  Translation adjustment resulting from
    exchange rate changes and
    intercompany transactions                   --           --           --           --        (16,711)

  Common stock issued                         10,000          100          300         --           --
                                          ----------   ----------   ----------   ----------   ----------

Balance, June 30, 1999                    12,285,257   $  122,853   $1,197,538   $2,269,577   $  (68,764)
                                          ==========   ==========   ==========   ==========   ==========


                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                      Consolidated Statements of Cash Flows
                       Years Ended June 30, 1999 and 1998


                                                  1999           1998
                                              -----------    -----------
Cash flows from operating activities:
  Net income                                  $   844,201    $   292,176
                                              -----------    -----------
  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
      Depreciation and amortization               294,682        213,121
      Provision for bad debts                     123,869        159,198
      Loss on sale or disposal of equipment         4,626          1,298
      Foreign currency translation
        adjustment                                (15,932)       (11,071)
      (Increase) decrease in:
        Receivables                              (436,993)      (842,594)
        Unamortized software development
          costs                                  (409,000)      (347,000)
        Other current assets                      (10,640)       (19,174)
        Other assets                              (60,000)          --
      Increase (decrease) in:
        Accounts payable                          (50,932)       (49,480)
        Deferred sales                            (25,056)       103,556
        Accrued expenses                          244,962         42,381
        Other current liabilities                   6,201          3,703
        Accrued and deferred income
          taxes payable                           176,942         70,154
                                              -----------    -----------

          Total adjustments                      (157,271)      (675,908)
                                              -----------    -----------

          Net cash provided by (used in)
            operating activities                  686,930       (383,732)
                                              -----------    -----------

Cash flows from investing activities:
  Advance to India company                        (33,000)          --
  Purchase of fixed assets                       (110,369)       (87,877)
                                              -----------    -----------

          Net cash used in investing
            activities                           (143,369)       (87,877)
                                              -----------    -----------

Cash flows from financing activities:
  Issuance of common stock                            400         11,300
                                              -----------    -----------

          Net cash provided by financing
            activities                                400         11,300
                                              -----------    -----------

          Net increase (decrease) in cash
            and cash equivalents                  543,961       (460,309)

Cash and cash equivalents, beginning
  of year                                       1,225,667      1,685,976
                                              -----------    -----------

Cash and cash equivalents, end of
  year                                        $ 1,769,628    $ 1,225,667
                                              ===========    ===========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 1.  Summary of significant accounting policies

         Principles of consolidation

         The consolidated financial statements include the accounts of Capri Corp. (the "Company") and its subsidiary, after eliminating material intercompany balances and transactions. The subsidiary consists of Cimnet Systems, Inc. and its wholly-owned foreign subsidiary, Cimnet Informationssysteme GmbH, a German corporation.

         Basis of accounting


         The Company recognizes income and expense on the accrual basis for financial reporting purposes.


         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

         Industry operations

         The Company's subsidiaries are in the business of developing computer software and then selling the license rights for the use of its software product. In addition, the subsidiaries distribute computer hardware and provide technical support and training for their software product. The computer software is primarily designed for companies engaged in the manufacture of printed circuit boards. The subsidiaries grant credit to their customers who are located throughout the world.

         Cash and cash equivalents

         For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers demand deposits and Eurodollar overnight and time deposits with maturities of three months or less to be cash and cash equivalents.

         At June 30, 1999, cash and cash equivalent deposits exceeded federally insured limits by approximately $1,500,000. In addition, approximately $118,000 of the balance of cash and cash equivalents is held in foreign bank accounts.

         Trade receivables

         An allowance for doubtful accounts is established, through a provision charged to expense, when management believes that the collectibility of an account receivable is unlikely.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998


Note 1.  Summary of significant accounting policies (continued)

         Software development costs


         The Company accounts for its software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the cost of computer software to be sold, leased, or marketed". Initial costs are charged to operations as research and development until such time as the Company has established technological feasibility of the computer software product. Thereafter, the Company capitalizes certain payroll costs, payroll related costs, outside contracted services and costs to obtain certain third-party licenses associated with the development of the software program.

         Amortization of capitalized costs starts when the product is available for general release to the public. The Company's policy is to amortize capitalized costs by the greater of (a) the ratio that the current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product, or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported upon. Unamortized software costs are carried at the lower of book value or the new realizable value, as determined by management.


         Fixed assets, net

         Fixed assets are stated at cost less an allowance for depreciation, which is computed using the double-declining balance and straight-line methods for equipment, and the straight-line method for purchased computer software, over the estimated useful lives of the assets as indicated in the following tabulation:

                                                          Years
                                                          -----

                         Office equipment                   5
                         Computer hardware                  5
                         Computer software                 3-4
                         Office furniture and fixtures      7







         Revenue recognition

         Revenue is recognized when it is earned, net of any discounts granted to the customer.

         The Company recognizes revenue from its software using the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition". Revenue from software sales is recognized when all of the following elements are met: pervasive evidence of an arrangement exists, delivery of the software has occurred, the fee is fixed or determinable and collectibility is probable. In the event a customer is granted a right to return the software, recognition of revenue is deferred until such time as the right to return expires.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 1.  Summary of significant accounting policies (continued)


         Software maintenance is provided to the customer through an open-end contract, for as long as the customer pays for the maintenance. Maintenance is usually billed to the customer quarterly in the amount of a percentage of the original, undiscounted software price. Revenue from software maintenance is recognized on a straight-line basis over the period it covers.

         Revenue from the sale of hardware and other services are recognized at the time of delivery of the product or service. When the arrangement with the customer includes other services such as installation, implementation, training or customization, the Company allocates a portion of the purchase price to these services, based on the fair values of the services, and defers recognition of that portion of the contract until such time as the services are rendered.

         Income taxes

         Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements, and consist of taxes currently due plus deferred taxes related to differences between financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


         Foreign currency translation

         Assets and liabilities of the foreign subsidiary are translated at the current exchange rate, and income statement items are translated at the average exchange rate. Resulting translation adjustments are recorded as a separate component of stockholders' equity.


Note 2.  Unamortized software development costs


         Changes in the unamortized software development costs for the years ended June 30, 1999 and 1998 follows:


                                      1999       1998
                                    --------   --------
Balance, beginning of year          $442,000   $236,328

Current year:
  Total expenses                     789,723    574,499
  Less - research and development
    costs                            380,723    227,499
                                    --------   --------

  Net costs capitalized              409,000    347,000
                                    --------   --------

Total amortizable cost available     851,000    583,328

Less - current year amortization     212,712    141,328
                                    --------   --------

Balance, end of year                $638,288   $442,000
                                    ========   ========

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 2.  Unamortized software development costs (continued)

         In management's opinion, the net realizable value of future sales exceeds the carrying value of the unamortized software development costs, therefore, no adjustment to the carrying value is required. Should the estimates of future gross revenues, the remaining estimated economic life of the product, or both be reduced significantly in the near term, the carrying amount of the capitalized software cost would be reduced accordingly.


Note 3.  Fixed assets, net

         Fixed assets at June 30, 1999 and 1998 are as follows:


                                   1999         1998
                                 ---------    ---------
Office equipment                 $  80,437    $  74,946
Computer hardware and software     355,197      481,278
Office furniture and fixtures      110,018      110,018
                                 ---------    ---------

                                   545,652      666,242
Accumulated depreciation          (252,237)    (396,223)
                                 ---------    ---------

                                 $ 293,415    $ 270,019
                                 =========    =========



         Depreciation and amortization expense was $81,970 and $71,793 for the years ended June 30, 1999 and 1998, respectively.



Note 4.  Income taxes

         The provision for income taxes consists of the following:


                                   1999         1998
                                ---------    ---------
Income tax expense (benefit):
  Current:
    Federal                     $ 374,214    $ (62,001)
    State                          86,768      (11,033)
    Foreign                        (5,390)        --
  Deferred:
    Federal                        69,870      232,264
    State                          16,480       48,821
                                ---------    ---------

                                $ 541,942    $ 208,051
                                =========    =========







         A reconciliation of income taxes calculated using the Federal statutory income tax rate of 34% to the income taxes as reported on the consolidated statements of operations follows:

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




  Note 4.  Income taxes (continued)

                              1999       1998
                            --------   --------
Income tax expense at the
  Federal statutory rate    $471,288   $170,077
State income tax, net of
  Federal benefit             68,144     26,079
Other, net                     2,510     11,895
                            --------   --------

                            $541,942   $208,051
                            ========   ========


         The components of the Company's net deferred tax liabilities at June 30, 1999 and 1998 were as follows:


                                               1999           1998
                                           -----------    -----------
               Deferred tax assets:
                 Cash basis adjustments    $   286,321    $   214,800
                                           -----------    -----------

               Deferred tax liabilities:
                 Cash basis adjustments       (991,719)      (843,026)
                 Depreciation                  (38,589)       (29,412)
                                           -----------    -----------

                   Total deferred tax
                     liabilities            (1,030,308)      (872,438)
                                           -----------    -----------

                   Total net deferred
                     tax liabilities       $  (743,987)   $  (657,638)
                                           ===========    ===========



Note 5.  Stockholders' equity


         The Company's certificate of incorporation authorizes 20,000,000 shares of common stock and 10,000,000 shares of undesignated stock, each with a par value of $.01. As of June 30, 1999 and 1998, there were 12,285,257 and 12,275,257 shares of common stock issued, respectively. There were no shares of undesignated stock issued as of June 30, 1999 and 1998.



Note 6.  Operating leases


         The Company has entered into operating leases for its office facilities, and these leases are scheduled to expire in the coming fiscal year. Total rental expense for the operating leases was $110,821 and $98,215 for the years ended June 30, 1999 and 1998, respectively.

         There is approximately $78,000 of minimum rental payments remaining in the next fiscal year under these operating leases.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998





Note 7.  Profit sharing plan


         Cimnet Systems, Inc. has a qualified profit sharing retirement plan with a 401(k) deferred compensation provision for all of its eligible US employees. The 401(k) portion of the Plan calls for employer contributions of 50% of the amounts contributed by the employee, limited to 3% of each eligible employee's wages. The Plan also provides for discretionary employer profit sharing contributions as determined annually by the Company's Board of Directors. Contributions charged to operations for the Plan amounted to approximately $41,000 for 1999 and $36,000 for 1998.





Note 8.  Other cash flow information

         Income taxes paid during the years ended June 30, 1999 and 1998 were $365,000 and $137,851, respectively. There were no cash payments for interest during 1999 or 1998.


Note 9.  Common stock option plan


         The Company adopted incentive and nonqualified stock option plans for certain directors and employees beginning on October 1, 1995. The incentive stock option plan is intended to qualify under Section 422 of the Internal Revenue Code. Under the terms of the Plan, options to purchase common stock are granted at prices not less than the estimated fair market value at the date of the grant and are exercisable during specified future periods.

         A summary of the stock option plan transactions is as follows:


                                         Price per share
                                     -----------------------
                        Number of                  Weighted
                         shares        Range        average
                        ---------    ----------   ----------
Balance, June 30, 1997    639,000    $0.04-0.35   $   0.1236

  Granted                  46,000          0.35       0.3500
  Exercised               (50,000)    0.04-0.35       0.2260
  Cancelled or expired       --            --           --
                          -------    ----------   ----------

Balance, June 30, 1998    635,000     0.04-0.35       0.1319

  Granted                 135,834     0.35-0.60       0.3699
  Exercised               (10,000)         0.04       0.0400
  Cancelled or expired       --            --           --
                          -------

Balance, June 30, 1999    760,834     0.04-0.60       0.1761
                          =======

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998





Note 9.  Common stock option plan (continued)

         The following table summarizes information about the stock options outstanding at June 30, 1999:

                      Outstanding options      Exercisable options
                 ----------------------------- -------------------
                           Remaining  Weighted             Weighted
   Range of        Number     life    average   Number     average
exercise prices  of shares (in years)  price   of shares    price
---------------  --------- ---------- -------- ---------- ---------
$0.040 - 0.044    430,000     1.25    $ 0.04    430,000    $ 0.04
         0.080     10,000     1.50      0.08     10,000      0.08
 0.350 - 0.400    312,500     3.04      0.35    193,500      0.35
         0.600      8,334     4.80      0.06      8,334      0.06


         The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to account for the stock option plan. Accordingly, compensation costs are not recorded in the financial statements when stock options are granted to employees since the exercise price of the options are not less than the estimated fair market value of the stock when the options are granted.

         An alternative method of accounting for stock options is Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Under SFAS 123, employee stock options are valued at the grant date using the Black-Scholes valuation model and the value of the stock options are recognized ratably over the vesting period as compensation cost. Pro forma information follows to reflect the effect this method would have on net income and earnings per share had SFAS 123 been adopted. The values of stock options granted in both years were estimated using the assumptions of an expected life of five, no dividends, volatility of .30 and a discounted interest rate of 8.0%.


                                    1999          1998
                               -----------   -----------
Net income:
  As reported                  $   844,201   $   292,176
  Pro forma                    $   838,523   $   290,256

Basic earnings per share:
  As reported                  $      0.07   $      0.02
  Pro forma                    $      0.07   $      0.02

Diluted earnings per shares:
  As reported                  $      0.06   $      0.02
  Pro forma                    $      0.06   $      0.02


         The weighted average fair value of options granted during 1999 and 1998 was approximately $0.05 and $0.02 per share, respectively.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 10. Available line of credit

         At June 30, 1999, the Company had $150,000 of credit available under a line of credit arrangement. Any amounts drawn against this line of credit would require monthly payments of interest on the unpaid balance at a rate of one percent over the bank's prime lending rate. The line of credit is collateralized by the cash and cash equivalents of Cimnet Systems, Inc., the Company's subsidiary, and is due on demand.


Note 11. Earnings per share

         A reconcilation of net income and shares outstanding relating to the calculation of basic and diluted earnings per share follows:


                                                                          Per-share
                                                 Income        Shares      amount
                                                ----------   ----------   ---------
         For the year ended June 30, 1999:

         Basic earnings per share               $  844,201   12,279,449   $0.07
                                                                          =====

         Effect of Dilutive Securities:
           Stock option plan                          --        766,642
                                                ----------   ----------

         Diluted earnings per share             $  844,201   13,046,091   $0.06
                                                ==========   ==========   =====

         For the year ended June 30, 1998:

         Basic earnings per share               $  292,176   12,257,065   $0.02
                                                                          =====

         Effect of Dilutive Securities:
           Stock option plan                          --        653,192
                                                ----------   ----------

         Diluted earnings per share             $  292,176   12,910,257   $0.02
                                                ==========   ==========   =====


Note 12. Operating segments and enterprise-wide information


         The Company has adopted Statement of Financial Accounting Standards
         (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's chief operating decision-makers recognize that all revenue sources are dependent on the sale of its software product, Paradigm(R). Accordingly, the Company considers it has only one business segment.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998





Note 12. Operating segments and enterprise-wide information (continued)

         The Company does however operate in multiple, geographic areas. Net revenue, by geographic areas follows:


                      1999         1998
                  ----------   ----------
U.S.              $2,815,162   $1,494,345
Europe               690,512      326,235
Asia               1,222,669      903,411
Other countries      651,730      272,218
                  ----------   ----------

                  $5,380,073   $2,996,209
                  ==========   ==========

         For the year ended June 30, 1999, sales to a major customer amounting to more that 10% of total sales was $883,000. The accounts receivable balance for the major customer was $308,000 as of June 30, 1999. During 1998, sales to major customers were $380,000 and accounts receivable balances to major customers were $513,000 as of June 30, 1998.


Note 13. Subsequent event

         On July 3, 1999, the Company's subsidiary acquired all the common stock of a company with operations similar to the Company's subsidiary and located in Bangalore, India. The purchase price of the company's common stock is immaterial to the consolidated financial statements. During the year ended June 30, 1999, in anticipation of this acquisition, the Company's subsidiary provided working capital to the India operation totaling $33,050.

         The Company's subsidiary purchased services from this company during the year ended June 30, 1999 in the amount of approximately $40,000. This amount has been reflected in cost of goods sold in the accompanying statement of operations.

                        Capri Corporation and Subsidiary
                           Consolidated Balance Sheet
                                December 31, 1999
                                   (Unaudited)


ASSETS
Current assets:
    Cash and cash equivalents                     $ 1,288,887
    Accounts receivable, net                        2,757,318
    Other current assets                               80,915
                                                  -----------
       Total current assets                         4,127,120

Unamortized software costs                            725,288
Fixed assets, net                                     381,676
Other assets                                           77,072
                                                  -----------

       Total assets                               $ 5,311,156
                                                  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Current Liabilities:
       Accounts payable and accrued expenses      $   346,365
       Deferred sales                                  74,805
       Accrued and deferred income taxes              666,602
                                                  -----------
          Total current liabilities                 1,087,772
    Non-current liabilities:
       Accrued and deferred income taxes              169,587
                                                  -----------

          Total liabilities                         1,257,359
                                                  -----------

Stockholders' equity:
    Common stock                                      122,853
    Additional paid in capital                      1,197,538
    Retained earnings                               2,815,763
    Accumulated other comprehensive income:
       Foreign currency translation adjustments       (82,357)
                                                  -----------

          Total stockholders' equity                4,053,797
                                                  -----------
          Total liabilities and
              stockholders' equity                $ 5,311,156
                                                  ===========

                        Capri Corporation and Subsidiary
                      Consolidated Statements of Operations
      For the Three Months and Six Months Ended December 31, 1999 and 1998
                                   (Unaudited)


                                                       THREE MONTHS ENDED            SIX MONTHS ENDED
                                                   -------------------------    --------------------------
                                                       1999          1998           1999          1998
                                                   -------------------------    --------------------------
REVENUE:
   Software sales                                  $ 1,330,726   $   903,960    $ 1,712,849   $ 1,690,799
   Software maintenance                                426,533       308,273        797,352       601,546
   Other                                               316,781       317,483        695,634       557,733
                                                   -----------   -----------    -----------   -----------

      Total revenues                                 2,074,040     1,529,716      3,205,835     2,850,078

COST OF REVENUES                                       470,859       456,094        908,410       830,741
                                                   -----------   -----------    -----------   -----------

         Gross profit                                1,603,181     1,073,622      2,297,425     2,019,337

OTHER OPERATING COST:
   Research and development                            144,516        94,015        232,142       178,989
   Selling and marketing                               234,209       140,929        452,562       276,602
   General and administrative                          421,595       407,147        741,084       680,054
                                                   -----------   -----------    -----------   -----------

         Operating income                              802,861       431,531        871,637       883,692
                                                   -----------   -----------    -----------   -----------

OTHER INCOME (EXPENSE):
   Interest income                                      15,192        24,133         35,943        42,196
   Other income/expense                                  1,622          (329)         1,584          (541)
                                                   -----------   -----------    -----------   -----------

         Total income (expense)                         16,814        23,804         37,527        41,655
                                                   -----------   -----------    -----------   -----------

         Net income before income taxes                819,675       455,335        909,164       925,347

INCOME TAX EXPENSE                                     345,978       157,627        362,978       337,627
                                                   -----------   -----------    -----------   -----------
         Net income                                $   473,697   $   297,708    $   546,186   $   587,720
                                                   ===========   ===========    ===========   ===========

Earnings per share:
   Basic                                           $      0.03   $      0.03    $      0.04   $      0.05
                                                   ===========   ===========    ===========   ===========
   Diluted                                         $      0.03   $      0.03    $      0.04   $      0.05
                                                   ===========   ===========    ===========   ===========

                        CAPRI CORPORATION AND SUBSIDIARY
                Consolidated Statements of Stockholders' Equity
              For the Six Months Ended December 31, 1999 and 1998
                                  (Unaudited)

                                                                                                           FOREIGN
                                                                             ADDITIONAL                   CURRENCY
                                                                  COMMON      PAID-IN        RETAINED    TRANSLATION
                                                   TOTAL          STOCK       CAPITAL        EARNINGS    ADJUSTMENTS
                                                -----------    -----------   -----------   -----------   -----------
Balance, July 1, 1999                           $ 3,521,204    $   122,853   $ 1,197,538   $ 2,269,577   $   (68,764)
Comprehensive income:
   Net income                                       546,186           --            --         546,186          --
   Other comprehensive income:
      Foreign currency translation adjustment       (13,593)          --            --            --         (13,593)
                                                -----------    -----------   -----------   -----------   -----------

          Total comprehensive income                532,593           --            --         546,186       (13,593)
                                                -----------    -----------   -----------   -----------   -----------

Balance, December 31, 1999                      $ 4,053,797    $   122,853   $ 1,197,538   $ 2,815,763   $   (82,357)
                                                ===========    ===========   ===========   ===========   ===========

Balance, July 1, 1998                           $ 2,693,314    $   122,753   $ 1,197,238   $ 1,425,376   $   (52,053)
Comprehensive income:
   Net income                                       587,720           --            --         587,720          --
   Other comprehensive income:
      Foreign currency translation adjustment        28,356           --            --            --          28,356
                                                -----------    -----------   -----------   -----------   -----------

          Total comprehensive income                616,076           --            --         587,720        28,356
                                                -----------    -----------   -----------   -----------   -----------

Balance, December 31, 1998                      $ 3,309,390    $   122,753   $ 1,197,238   $ 2,013,096   $   (23,697)
                                                ===========    ===========   ===========   ===========   ===========

                        CAPRI CORPORATION AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
        For Three Months and Six Months Ended December 31, 1999 and 1998
                                   (Unaudited)


                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                  --------------------------    --------------------------
                                                     1999           1998           1999            1998
                                                  -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                     $   473,697    $   297,708    $   546,186    $   587,720
                                                  -----------    -----------    -----------    -----------
   Adjustments to reconcile net income to cash
    provided by (used in) operating activities:
      Depreciation and amortization                    55,715         52,145        105,153         99,290
      Provision for bad debt                            6,000          6,000         12,000         12,000
      Foreign currency translation
         adjustment                                   (25,268)        (2,606)       (13,593)        28,356
      (Increase) decrease in:
          Accounts receivables                       (782,543)      (291,424)      (685,810)      (216,022)
          Unamortized software
            development costs                         (75,000)       (70,000)      (150,000)      (140,000)
          Other current assets                        (45,188)       (19,333)       (47,244)       (42,405)
          Other assets                                 20,928           --           20,928           --
      Increase (decrease) in:
          Accounts payable and accrued expenses       (16,198)       157,653       (130,842)       307,961
          Deferred sales                              (12,414)          --         (129,195)      (229,056)
          Accrued and deferred income
            taxes payable                             220,090         73,999        122,090        255,791
                                                  -----------    -----------    -----------    -----------

          Total adjustments                          (653,878)       (93,566)      (896,513)        75,915
                                                  -----------    -----------    -----------    -----------
          Net cash provided by
            (used in) operating activities           (180,181)       204,142       (350,327)       663,635
                                                  -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                           (59,682)       (42,080)      (130,414)       (72,510)
                                                  -----------    -----------    -----------    -----------

          Net cash used in investing activities       (59,682)       (42,080)      (130,414)       (72,510)
                                                  -----------    -----------    -----------    -----------

          Net increase (decrease) in cash
            and cash equivalents                     (239,863)       162,062       (480,741)       591,125

CASH AND CASH EQUIVALENTS:
   Beginning of period                              1,528,750      1,654,730      1,769,628      1,225,667
                                                  -----------    -----------    -----------    -----------
   End of period                                  $ 1,288,887    $ 1,816,792    $ 1,288,887    $ 1,816,792
                                                  ===========    ===========    ===========    ===========

                                    PART III

                                INDEX TO EXHIBITS

         EXHIBIT NO.                        DESCRIPTION
         -----------                        -----------


            2.1 Articles of Incorporation of Capri Corp. [Incorporated by reference to Exhibit (2)(a) to the Company's Form 1-A (SEC File No. 24-C-4467)]
            2.2 Bylaws of Capri Corp. [Incorporated by reference to Exhibit (2)(b) to the Company's Form 1-A (SEC File No. 24-C-4467)]
            3.1 Specimen Certificate for Common Stock [Incorporated by reference to Exhibit (3) to the Company's Form 1-A (SEC File No. 24-C-4467)]

            6.1           Stock Option Plan of Capri Corp.*
            6.2           Mehul J. Dave Employment Agreement*

            6.3           P. Balasubramanian Employment Agreement*
            6.4           David L. Harris Employment Agreement*
            6.5 Promissory Note (Secured) by and among American National Bank and Trust of Chicago, Capri Corp. and Cimnet dated October 30, 1999*
            10.1          Consent of Klesman, Halper & Co., P.C.*
            21.1          Subsidiaries of the Registrant*

            27.1          Financial Data Schedule*

--------------


      *  Filed herewith.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CAPRI CORP.
                                            (Registrant)




Date:  February 22, 2000                    By: /s/ Mehul J. Dave
                                               ---------------------------------
                                               Mehul J. Dave
                                               Chairman of the Board, President
                                               and Chief Executive Officer